Exhibit 15.4

April 25, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	CNFinance Holdings Limited
Submission under the Item 16I(a) of Form 20-F

Attn:	Division of Corporation Finance
Office of Technology

Dear Sir/Madam,

In compliance with the Holding Foreign Companies Accountable Act, CNFinance Holdings Limited (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F.

For the immediately preceding annual financial statement period, the Company’s auditor, KPMG huazhen LLP (a registered public accounting firm that The United States Public Company Accounting Oversight Board was unable to inspect or investigate completely) issued an audit report for the Company.

To the Company’s best knowledge and based on an examination of our register of members and public filings made by our shareholders, the Company respectfully submits that it is not owned or controlled by a governmental entity in the foreign jurisdiction as of the date of this submission.

As of March 31, 2023, Kylin Investment Holdings Limited owns approximately 17.8% of the Company’s total outstanding shares, respectively. Based on an examination of the Company’s register of members and public filings made by the Company’s shareholders, no other shareholder owns more than 5% of the Company’s outstanding shares as of March 31, 2023. Kylin Investment Holdings Limited is incorporated in the British Virgin Islands and approximately 50% owned by Mr. Bin Zhai who serves as the sole director of Kylin Investment Holdings Limited. As a result, Mr. Bin Zhai may be deemed to have the power to direct voting and disposition of the shares held by Kylin Investment Holdings Limited. Meanwhile, Mr. Bin himself has the right to acquire within 60 days upon the exercise of outstanding options granted by the Issuer 40,000,000 ordinary shares. Hence, Mr. Bin Zhai may be deemed to have the power to direct voting and disposition of 20.1% of the Company’s issued and outstanding shares.

In addition, the Company is not aware of any governmental entity that is in possession of, direct or indirect, of the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Should any member of the Staff have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact by email at ir@cashchina.cn, or you may contact our outside legal counsel, Li He, Davis Polk & Wardwell, at (852) 2533-3306.

[Signature page to follow]

Very truly yours,

/s/ Bin Zhai
Name:	Bin Zhai
Title:	Chief Executive Officer, Director

cc:	Bin Zhai, Chief Executive Officer, Director Jing Li, Acting Chief Financial Officer Li He, Davis Polk & Wardwell